UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25
                                                              SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING              0-19333

                                                               CUSIP NUMBER
                                                                09061Q 10 9

(Check One): [ ] Form 10-K   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

For Period Ended:  December 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
    For the Transition Period Ended: __________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________

______________________________________________________________________________

PART I - REGISTRANT INFORMATION


Bion Environmental Technologies, Inc.
---------------------------------------------------------
Full Name of Registrant


18 East 50th Street, 10th Floor
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)


New York, New York  10002
---------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule
      12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company's auditors have advised us that they have not yet been able to perform the procedures required to review the financial statements to be included in the Form 10-QSB. The letter from BDO Seidman, LLP is attached as Attachment A.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


        David J. Mitchell                   (212)          758-6622
     ------------------------            -----------  ------------------
             (Name)                      (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If answer is no,
identify report(s). [ X ]Yes   [  ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?   [ X ]Yes   [  ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment B.

______________________________________________________________________________


                    Bion Environmental Technologies, Inc.
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: February 14, 2002       By: /s/ Lawrence Danziger
                                 ------------------------------------------
                                 Lawrence Danziger, Chief Financial Officer

Attachment A to Form 12b-25 for Bion Environmental Technologies, Inc.




                         BDO Seidman LLP
                    Accountants and Consultants
                        330 Madison Avenue
                   New York, New York  10017-5001



February 14, 2003


Mr. Larry Danziger, Chief Financial Officer
Bion Environmental Technologies, Inc.
18 East 50th Street
10th Floor
New York, New NY  10022
By Fax (212)  758-8844


Dear Mr. Danziger:

This letter is to inform you that BDO Seidman, LLP has not performed the necessary procedures in accordance with a SAS 71 review of Bion Environmental Technologies, Inc. ("the Company") for the Three and Six months ended December 31, 2002. We will not be associated with any future filings until we have reviewed the impact on the Company's accounts and operations of the various items disclosed in your 8-K filed on February 13, 2003.


Sincerely,

/s/ BDO Seidman, LLP
BDO Seidman, LLP

Attachment B to Form 12b-25 for Bion Environmental Technologies, Inc.


Part IV, Item (3):

     The Company expects to report a net loss for the three and six months ended December 31, 2002 of approximately $1,139,000 and $1,989,000, respectively. This compares to a net loss reported for the three and six months ended December 31, 2001 of $2,551,771 and $4,785,992, respectively.
The reduced net loss is primarily a result of a reduction in non-cash interest charges compared to the prior year.